Park National Corporation
50 North Third Street
Post Office Box 3500
Newark, Ohio 43058-3500
(740) 349-8451
www.parknationalcorp.com
November 10, 2008
VIA ELECTRONIC TRANSMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	William C-L Friar Senior Financial Analyst Mail Stop 4561

Re:	Park National Corporation
Pre 14A — - Preliminary Proxy Materials
Filed on October 29, 2008
File Number 1-13006
Dear Mr. Friar:
This letter is in response to the comments of the Securities and Exchange Commission (the “Commission”) provided in your letter dated November 7, 2008, related to the preliminary copies of the Letter to Shareholders, Notice of Special Meeting of Shareholders, Proxy Statement, form of revocable proxy and form of revocable voting instructions (for participants in the Park National Corporation Employees Stock Ownership Plan) (collectively, the “Proxy Materials”) to be furnished to the shareholders of Park National Corporation (“Park”, “we” or “our”) in connection with the solicitation of proxies by the Board of Directors of Park to vote at the Special Meeting of Shareholders (the “Special Meeting”) originally scheduled to be held on December 5, 2008. Park’s Board of Directors has moved the date of the Special Meeting to Friday, December 12, 2008. This later date for the Special Meeting will allow Park additional time to solicit proxies from its shareholders and obtain the two-thirds vote from its shareholders required to adopt the proposed amendment to Article FOURTH of Park’s Articles of Incorporation to authorize Park to issue up to 200,000 preferred shares (the “Proposed Amendment”).
In responding to the Commission’s comments, Park acknowledges that:
•	Park is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	Park may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The following paragraphs include each of your comments numbered to match the corresponding comment in your letter followed by our response:

Securities and Exchange Commission
November 10, 2008

Adoption of Amendment to Article Fourth .... page 7
Financial Statements
1.	Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement.

Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase comment stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.
Response:
On November 6, 2008, Park applied to participate in the TARP Capital Purchase Program instituted by the United States Department of the Treasury (the “U.S. Treasury”) under the Emergency Economic Stabilization Act of 2008. Park applied for an investment by the U.S. Treasury of $100,000,000, representing approximately 2.12% of Park’s total risk-weighted assets as of September 30, 2008. Park would issue 100,000 senior preferred shares, each with a liquidation preference of $1,000 per share (the “Senior Preferred Shares”).
If Park participates in the Capital Purchase Program, we must also issue warrants (“Warrants”) to the U.S. Treasury to purchase a number of common shares having a market price equal to 15% of the aggregate amount of the Senior Preferred Shares purchased by the U.S. Treasury, or $15,000,000. The initial exercise price for the Warrants, and the market price for determining the number of Park common shares subject to the Warrants, will be determined by reference to the market price of the common shares on the date of the investment by the U.S. Treasury in the Senior Preferred Shares (calculated based on the average of the closing prices of the common shares for a 20-day trailing period). Based on the average of the closing prices of Park’s common shares on the 20 trading days ended November 6, 2008 ($69.376), the number of Park common shares subject to Warrants would be approximately 216,220, or 1.55%, of the common shares outstanding on November 6, 2008.
On November 6, 2008, Park had 3,848,838 authorized but unissued common shares and held 2,186,624 common shares as treasury shares. Any common shares of Park which may be delivered upon exercise of the Warrants by the U.S. Treasury will be treasury shares.
The financial and other information required by Item 13(a) of Schedule 14A promulgated by the Commission is not included in the proxy statement because Park believes that such information is not material for the exercise of prudent judgment in connection with the consideration and vote upon the Proposed Amendment. If Park issues 100,000 Senior Preferred Shares to the U.S. Treasury under the Capital Purchase Program, such issuance would be for cash in the amount of $100,000,000, which Park believes would constitute fair value for such Senior Preferred Shares.

Securities and Exchange Commission
November 10, 2008

Further, the common shares of Park which may be delivered upon exercise of the Warrants represent less than 2% of Park’s outstanding common shares and will be delivered from common shares already held in treasury. As of September 30, 2008, Park had total stockholders’ equity of $529,685,000, comprised of: (i) $301,211,000 of common stock; (ii) $440,968,000 of retained earnings; (iii) $(208,104,000) representing treasury stock; and (iv) $(4,390,000) recorded as accumulated other comprehensive (loss), net of taxes. In addition, as of September 30, 2008, Park had total assets of $6,799,733,000. Accordingly, Park believes that the financial and other information required by Item 13(a) of Schedule 14A is not material in respect of the issuance of the Warrants pursuant to the terms of the Capital Purchase Program.
We note that the staff of the Commission’s Office of the Chief Accountant and the staff of the Financial Accounting Standards Board (“FASB”) have analyzed the terms and conditions of the Warrants and, in a letter to Mr. David G. Nason, Assistant Secretary for Financial Institutions, of the U.S. Treasury, dated October 24, 2008, indicated that the Commission staff and the FASB staff would not object if the Warrants were to be classified as permanent equity under applicable U.S. GAAP, provided that the issuer of such Warrants has sufficient authorized but unissued shares of the class of stock that may be required upon settlement (in Park’s case, common shares) and any other necessary shareholder approvals have been obtained. As discussed above, Park has not only sufficient authorized but unissued common shares but also sufficient treasury shares to satisfy the number of common shares which would be required to be delivered upon exercise of the Warrants. As a result, holders of Park’s common shares will not have pre-emptive rights with respect to any common shares which may be delivered upon exercise of the Warrants. With the exception of the shareholder adoption of the Proposed Amendment at the Special Meeting, no shareholder approvals are required for consummation of the transactions contemplated by the documentation related to participation in the Capital Purchase Program.
Reasons for Adoption of the Proposed Amendment, page 8
2.	Please update the proxy statement to disclose the status of your application to participate in the Capital Purchase Program.
Response:
As discussed in the response to Comment 1 above, on November 6, 2008, Park applied to participate in the Capital Purchase Program. As of the time we are forwarding this correspondence to the Commission, Park has received confirmation from the U.S. Treasury that Park’s application to participate in the Capital Purchase Program was received but no further communication as to the status of Park’s application.
Park will update the disclosure in the definitive Proxy Materials to reflect the then current status of Park’s application to participate in the Capital Purchase Program as of the time of the printing of the definitive Proxy Materials.

Securities and Exchange Commission
November 10, 2008

We believe the foregoing explanations are responsive to your comments. Should you need any further information, please contact me at (740) 349-3792 or Park’s outside legal counsel, Elizabeth (“Betsy”) Turrell Farrar at (614) 464-5607.

Very truly yours,

/s/ John W. Kozak

John W. Kozak
Chief Financial Officer

cc:	David Lyon, Securities and Exchange Commission Elizabeth Turrell Farrar, Esq.